Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
          The following table sets forth our current and long-term liabilities and total capitalization as of June 30, 2009.

	As at June 30, 2009
	NOK	USD(2)
	(in millions)
Current liabilities:
Financial liabilities	11,971	2,061
Other current liabilities	112,363	19,341

Total current liabilities	124,334	21,402

Non-current liabilities:
Financial liabilities(1)	90,181	15,523
Unsecured	89,292	15,370
Secured	889	153
Other non-current liabilities	148,733	25,602

Total non-current liabilities	238,914	41,125

Minority interest:	2,403	414
StatoilHydro shareholders’ equity:
Share capital	7,972	1,372
Treasury shares	(12)	(2)
Additional paid-in capital	41,466	7,138
Additional paid-in capital related to treasury shares	(684)	(118)
Retained earnings	128,750	22,162
Other reserves	11,472	1,975

Total shareholders’ equity	188,964	32,527

Total liabilities and shareholders’ equity	554,615	95,468

(1)	Of the NOK 89,292 million in unsecured non-current financial liabilities, NOK 85,314 million of such liabilities have been guaranteed by StatoilHydro Petroleum or represent co-obligations of StatoilHydro Petroleum.

(2)	Solely for the convenience of the reader, translations from Norwegian kroner into U.S. dollars are made at the rate of NOK 5.8094 to USD 1.00, the Federal Reserve Bank of New York noon buying rate on October 2, 2009.